Continental

Press Release

04035847

RECEIVED

2004 JUL 29 A 11: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Continental AG Starts Up Operations in Plant in Romania

- **Production of vehicle electronics in Sibiu**

Hanover/Sibiu, July 22, 2004. The international automotive supplier Continental AG, Hanover, has placed a further production site into operation in Romania: In a new plant in Sibiu, door control units for opening and closing windows with integrated anti-trap function are produced. Assembly line production started just less than ten months after the laying of the cornerstone in September 2003.

The first production line is designed for an annual output of 1.2 million units. In addition to manufacturing, an area in Sibiu will also be set up for research and development for the Continental Automotive Systems division.

The corporation has invested about EUR20 million in setting up the new production and development facilities. At present Continental employs roughly 100 persons at the site. A total of up to 216 jobs are planned, 135 of which will be development engineers.

"Continental is already represented in Timişoara - in close proximity to the OEM customers - with Passenger and Light Truck Tires and ContiTech division plants, and its experience there has been positive. And that is why we are pleased to now also, take advantage of the favorable conditions in Romania in the Continental Automotive Systems division," according to Dr. Ralf Cramer, head of the Electronic Brake and Safety Systems business unit.

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PROCESSED

AUG 02 2004

THOMSON FINANCIAL

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de

"The criteria we use when selecting a location include not only attractive labor costs and flexible working times," explains Thomas Sattelberger, Continental AG Executive Board member responsible for human resources. "In addition, we benefit from a good infrastructure here and draw from a good potential of qualified workers who can also speak English. To promote the education of engineers in the country, Continental has entered into a partnership with the local Lucian Blaga University."

Continental is one of the largest foreign investors in Romania. In the Timişoara tire plant, Continental has invested over EUR100 million. In this plant, about 800 employees produce up to 9.2 million car tires each year. ContiTech Romania S.R.L., which belongs to ContiTech Power Transmission Systems, Hanover, has produced automotive power transmission belts with about 50 employees in Timişoara since 2002. A ContiTech Fluid plant is currently being set up in Timişoara as well, in which roughly 130 employees will produce automotive air-conditioning lines starting in the fall of this year.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion. At present it has a worldwide workforce of nearly 72,000.

Continental AG
Hannes Boekhoff
Head of Press
Phone: 0511 938-1278
Fax: 0511 938-1055
E-Mail: prkonzern@conti.de

Continental Automotive Systems
Katja Mattl-Krauss
External Communication
Phone: 0911 9526-2591
Fax: 0911 9526-2537
E-Mail: katja.mattl-krauss@temic.com

Corporate Image and Video Library: www.conti-online.com

"Exemption No. 82-1357"

Continental

Press Release

Continental with 75.96 Percent of Phoenix Shares at Its Disposal

- **Final acceptance deadline expires**

Hanover/Hamburg, July 24, 2004. The final deadline for acceptance of the takeover offer Continental AG, Hanover, has submitted for Phoenix AG, Hamburg, has expired. Upon completion of the statutorily mandated two-week deadline extension, the international automotive supplier now has more than 75.96 percent of Phoenix shares at its disposal.

Execution of the takeover now depends on the outcome of the EU commission's antitrust investigation. The EU is expected to issue its go-ahead until October.

With the takeover of Phoenix AG, Continental AG intends to further develop its ContiTech division (sales of around EUR1.8bn in 2003) into one of the world's leading specialists in rubber and plastics technology.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of 11.5 billion euros. At present it has a worldwide workforce of nearly 72,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com